UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Third Point Private Capital Partners

Address of Principal Business Office:	55 Hudson Yards, 51st Floor New York, New York 10001

Telephone number:	(212) 715-3880

Name and address of agent for service of process:	The Corporation Trust Company Corporate Trust Center 1209 Orange Street Wilmington, Delaware 19801

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 000-56662

☐	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and the State of New York on the 7th day of April, 2026.

THIRD POINT PRIVATE CAPITAL PARTNERS

By:	/s/ Christopher W. Taylor
Name: Christopher W. Taylor
Title: President and Chief Executive Officer

Attest:	/s/ Debra Kobryn
Name: Debra Kobryn
Title: Secretary

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